Exhibit 99.1

Gauzy Expects To Generate an Aggregated Revenue of $240 Million Over Next 10 Years from Aeronautic Cockpit Shading

New wins in Q2 2024 increase Gauzy’s total market share to a dominant 95% of all cockpit shading in commercial aircraft and business jets

Technical expertise and long-term customer relationships position Gauzy to further expand presence in estimated $600 million annual aircraft shading and lighting market

NEW YORK – (Aug. 15, 2024) – Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader of vision and light control systems, today announced that its commanding market-leading position in cockpit shading for all commercial aircraft and business jets, which now stands at a dominant 95%, will yield an aggregate revenue of $240 million over the next 10 years. This newly increased market share in cockpit shading was driven by the ramp up of awarded programs in the second quarter of 2024 with long-standing aerospace customers including Gulfstream, Embraer, and Bombardier, which resulted in contributing to Gauzy generating approximately $20.2 million in revenue from its aeronautics business in the first half of 2024, which was a 38.1% increase from the prior year period.

A combination of industry tailwinds will contribute to Gauzy generating significant revenue from cockpit shading over the next decade. These include reported consistent year-over-year increases in demand for air travel, which has resulted in leading airline operators placing large orders for new aircrafts. Moreover, research suggests that air travel will increase 48% in 2024 compared to 2022, while some airlines reported increases in utilization of up to 10% over the past year due to the heightened demand. After 6,000-to-10,000 hours of flight time, international regulatory agencies require aircraft parts and accessories be replaced, creating a continuous need for Gauzy’s fully homologated and regulatory approved cockpit shading solutions. Gauzy is uniquely positioned to capitalize on the sizeable opportunity for new aircraft and aftermarket products due to its commercial relationships with leading OEMs for both commercial and business jets, such as Boeing and Airbus, which span more than 20 years.

Gauzy’s technical expertise, competitive moat, and well-established relationships in cockpit shading are also a driving force behind its continued expansion into the broader aircraft shading and lighting market, including passenger cabins, which is currently estimated to be a $600 million total addressable market, according to Frost & Sullivan, and is expected to grow at a compounded annual growth rate of 6.4% between 2023 and 2028. Gauzy is currently in serial production for cabin shades and electronically dimmable glass (light control glass) with several leading OEMs and airlines and sees opportunity to materially grow this business over time.

“Aircraft cockpit shading represents an important part of our aeronautics segment today, and we are already on pace to increase our expected cockpit shading revenue by over 40% in 2024 compared to 2023,” said Eyal Peso, Gauzy Co-Founder and Chief Executive Officer. “The aerospace market continues to represent a massive opportunity for Gauzy as the surge in air travel drives increased demand for new aircraft and aftermarket products and services. Increasing regulations from global aviation authorities to replace cockpit shades after specified flight hours are contributing to a vigorous pace of aftermarket activity for our market-leading solutions. This tailwind is complemented by the increased demand for new aircrafts that can utilize our cockpit and cabin solutions. We believe that our competitive strengths, longstanding relationships and track record uniquely position us to steadily grow our revenue over the long-term as a Tier-1 aeronautics supplier.”

Gauzy offers a wide range of cockpit shading systems and custom-made solutions including dimmable cockpit side windows, roller blinds with high-tech film, and high visual quality sun visors. All of Gauzy’s solutions are certified by OEMs, compliant with applicable regulatory authorities, meet fire and smoke standards, and comprise a scratch-resistant treatment. As OEMs compete to differentiate their offerings, controlling the amount of natural light that enters the aircraft, minimizing glare, and regulating cabin and cockpit temperature are generally considered essential to creating more comfortable environments. Gauzy’s products are solving these important factors, contributing to its dominant position in the global aircraft cockpit and cabin shading market for commercial airlines and business jets.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and Dubai. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its expected revenue growth for cockpit shading through the end of 2024 as well as expected aggregated revenue over ten years. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

IR and Media Contact Info

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com